EXHIBIT 5
Correspondence, dated March 16, 2009, from the Reporting Person to the Issuer
16th March 2009
Board of Directors
Cryptologic
Dublin.
Gentlemen,
I am surprised that you have not responded to my emails dated 10th March 2009 (copied below) which is unfortunate.
There are three subjects, which would have merited a common and unified approach, which would have been to the benefit of the Company and its shareholders, which are:
a)	The Board of Cryptologic has fuelled speculation that I do not own 10% of the voting shares of Cryptologic thus prompting the view that I was in the market as a buyer to make good on my statement that I owned 10%. As you know I do own 10% of the voting shares of Cryptologic.

b)	As being able to requisition an EGM I can do so lawfully at any time in the future as I own in excess of 10% of the voting shares of Cryptologic.

c)	To put me on an equal footing with all other shareholders, and not to have either real or perceived motivations which are asymmetric with other shareholders, I have decided, as a goodwill gesture, to waive the EUR 1.5M bonus payment which is payable to me in the event there is a change of control of Cryptologic on or before 30th April 2009.
I would like to reiterate that, notwithstanding the unjustified and deplorable personal attacks on me by the Board of Cryptologic, which were devised to deflect attention from the central issue of corporate governance and board independence, I remain committed to my objective to establish best in class corporate governance at Cryptologic and to the installation of an independent Board chaired by an independent Chairman. This is of the utmost importance especially for an online gaming software company which seeks the trust of players and the general public globally, who in the past have placed bets worth $60Billion.
From my letter to you dated 9th January 2009 the following key issues still need to be addressed by the Board of Cryptologic.
1.	The business performance of the Company has to improve. The Board of Cryptologic have presided over three consecutive quarters of revenue decline, expense increase, operational losses and cash burn. The first quarter of 2009 has to be profitable with the second quarter

2009 showing revenue growth and profit. Anything less is unacceptable especially as an independent Board would have ensured that appropriate actions were taken earlier to stage a recovery.

2.	There should be immediate write-offs of failed investments and technology platforms. These non-cash write-offs could generate profits of $1M per quarter with a significant impact on earnings per share. It is regrettable but an independent Board, with no legacy interest, would have made these decisions a year ago.

3.	There needs to be a drastic simplification of the business. The legal, tax and management structures need to be demolished and replaced with structures more in keeping with the Company’s size and volume of business. An independent Board, with no conflict of interest in terms of potential fees, would have done this earlier as part of a recovery plan.

4.	From my email to you dated 18th February 2009 there needs to be an independent audit of the fees for 2006 and 2007 (and potentially 2008) charged to the Company by Stikeman Keely Spiegal Pasternak to determine whether they were necessary when considered in relation to the annual fees paid to the chairman for duties performed according to his director’s contract. For this audit to have integrity it will require input from myself, which I have offered. An independent Board with an independent Chairman would not have flinched from doing this a year ago as it was requested to do.

5.	The Board needs to be composed of a majority of Independent Directors. This requires two of the non-Independent (and non-executive directors) to leave the Board. I would suggest that the most elegant solution for the Board to consider would be to announce that these Directors (Robert Stikeman and Yap Wai Ming) have decided to retire and not to seek re-election at the next AGM, which would then give the Board the opportunity to seek appropriate replacements for confirmation at the next AGM.
In writing I would stress that my motivation for this and previous correspondence is well intentioned and is aimed to benefit the Company, its staff and shareholders.
Javaid Aziz
Email:javaid_aziz@hotmail.com

From: javaid_aziz@hotmail.com
To: bob@stikeman.to
Subject: Cryptologic Shares
Date: Tue, 10 Mar 2009 17:55:45 +0000
Bob,
I visited my bank today in Monaco to get definitive proof on the ownership of 870,000 Cryptologic shares. I attach a copy of their letter.
Moving forward, in the interests of harmony and the wider Company and shareholders interests, I would suggest we issue a jointly agreed press release to close out this chapter.
In the meantime I will hold off disclosing my email that I sent to you this morning.
Regards, Javaid.
From: javaid_aziz@hotmail.com
To: bob@stikeman.to
Subject: Email To The Board Of Cryptologic — 10th March 2009
Date: Tue, 10 Mar 2009 08:22:09 +0000
Dear Bob,
I am in receipt of your letter dated 23rd February 2009.
Firstly, I can confirm that I own beneficially, directly or indirectly, 1,388,994 voting shares (10.05%) of Cryptologic. The difference on the share register is as a result of my bank transferring 870,000 shares, that were purchased by me in December 2008 and registered in my name on the share register, from certificated form to electronic form during the period 9th February - 24th February 2009. You are aware of this change on the share register, and have acknowledged this movement of the shares on the share register. As a consequence I believe I am lawfully able to requisition an EGM, as appropriate, at any time in the future.
Secondly, all the shares that have been purchased by either myself or by my retirement/pension fund (through the trustees) have been done so properly and according to the relevant law and have been disclosed appropriately to the London Stock Exchange and Nasdaq. Many of the assumptions that you have made in your letter with regards to this activity are unfortunately erroneous and have no basis. You will appreciate, no doubt, that the affairs of Cryptologic are unnecessarily complex with listings on three exchanges, a registered office in Guernsey and an administrative HQ in Dublin.
Thirdly, you have made allegations about myself in what appears to me to be an effort to deflect attention away from the key and perfectly reasonable issues that I have raised, regarding corporate governance. I am reserving my position in relation to those allegations, as I do not wish to distract the Board and management’s attention from the task of putting the business of the Company on a sound financial footing, and addressing the problems faced by the Company in the interests of the staff and shareholders alike.

Moving forward, it would appear from the various conference calls and press comments from the management that the message that operational performance is of the utmost importance is now well understood. There have lately been several encouraging examples and visible actions e.g. the removal and non-replacement of the CTO, the reduction in the workforce of 30% and the termination of the legal services provided by Stikeman Keeley Spiegel Pasternak. I would hope that further actions will be taken, as detailed in my letter dated 9th January 2009, to accelerate the recovery of the Company.
We now need to see results, and the next few months will be crucial. The first major milestone will be whether or not the first quarter 2009 results will show that the cash burn has been stemmed. The second will be the enthusiasm and confidence with which the management will seek to persuade the shareholders and analysts that the second quarter 2009 will be a revenue growth and profitable quarter. I would hope that these will be subjects covered by the management during the forthcoming conference call on Tuesday 17th March 2009.
Notwithstanding the above, I remain of the view that the wider world needs to be convinced that the Board of Cryptologic are committed to improving corporate governance which is of the utmost importance, especially in the current economic and financial environment, and cannot be compromised. It is imperative that the Board of Cryptologic have a majority of independent directors and be chaired by a director who is demonstrably independent and “unrelated” to Cryptologic with no hint whatsoever of a potential conflict of interest.
Given the above I have decided that the objectives I had of instilling a sense of urgency into the pace of change of the operations of Cryptologic have been met and therefore an accelerated timescale for an EGM is no longer necessary. Accordingly, I do not expect the Board to convene an EGM on the basis of the requisitions lodged dated 18 February 2009.
However, the corporate governance issues that I have raised will need be addressed at the forthcoming AGM in June, in a constructive manner, for which I will put forward valid resolutions. This delay until June should enable the management to focus 100%

on the operations of the business and to deliver results, and also enable the Board of Cryptologic to have the time to take the necessary actions to become truly independent in a timely way such that the AGM is the forum where they are adopted without any major upset.
Meanwhile, to put myself on an equal footing with all other shareholders, and not to have either real or perceived motivations which are asymmetric with other shareholders, I have decided, as a goodwill gesture, to waive the EUR 1.5M bonus payment which is payable to me in the event there is a change of control of Cryptologic on or before 30th April 2009. To this end I have instructed my lawyers in Dublin to complete the necessary paperwork to reflect my decision.
This will enable all parties to focus unequivocally on the most important issues facing Cryptologic, which are operational execution and excellence, corporate governance, and the independence of the board and its chairman.
I am prepared to enter into a dialogue with the Board on these and other issues as and when appropriate and necessary, and reiterate that my motivation for this and previous correspondence is the well being of the Company.
Regards, Javaid.